April 12, 2007

James W. Hackett, Jr., Esq.
Frederick P. Callori, Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, Massachusetts 02110

Re: **International Electronics, Inc. ("the Company")**
        Preliminary Revised Proxy Statement on Schedule 14A
        Filed on April 11, 2007
        SEC File No. 000-16305

Gentlemen:

We have the following comments on your filing.

Schedule 14A

General

1.   The proxy statement should be updated to reflect the approximate date on which the proxy statement and form of proxy are expected to be first sent to security holders.

2.   The proxy statement reflects a record date. Explain to us how the Company complied with Rule 14a-13 of Regulation 14A.

3.   Revise the proxy statement and form of proxy to make clear these versions are preliminary copies. See Rule 14a-6(e)(1).

4.   We note IEI's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 is available without charge to each shareholder on the Company's website and through the Investor Relations Department at IEI's principal executive offices. Because this Special Meeting is being held in lieu of an annual meeting, advise us, with a view toward revised disclosure, why the Company does not disclose its intended compliance with Rule 14a-3(b) in once location on page 20 instead of page 21.

5.   Revise to disclose the federal securities laws upon which the Company relies to make the assertion that "While we don't believe [changing the tender offer price following the vote] would be permissible under law…" Alternatively, delete the assertions. See Note (b) to Rule 14a-9. The question and answer regarding what federal law requires also implies that the counter solicitation is proceeding in contravention of federal law.

Please remove this implication or legally support the assertion with a well reasoned fully disclosed legal analysis.

6. Revise the proxy statement to remove the implication that Rosco's reservation of the right to lower its offer price is in contravention of the federal securities laws.

Quorum and Required Vote

7. Revise to indicate, if true, that security holders must deliver specific instructions to brokers as of a date certain in order to have their shares voted.

Item 2: Election of Director

8. Revise to indicate whether the director nominee has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d).

9. Please confirm the Company understands we reserve the right to comment on the disclosure regarding executive compensation.

10. Advise us, with a view toward revised disclosure, how the Company complied with Item 5(b) of Schedule 14A.

Closing Comments

Please respond to these comments by promptly amending the Schedule 14A filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions regarding our comments to me at 202.551.3266.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions